LICHEN CHINA LIMITED

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province

People’s Republic of China 362000

September 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Alyssa Wall Staff Attorney

Re:	Lichen China Limited Withdrawal of Acceleration Request - Registration Statement on Form F-1 (File No. 333-264624)

Dear Ms. Wall:

Reference is made to our letter, filed as correspondence via EDGAR on September 7, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, September 9, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

LICHEN CHINA LIMITED

By:	/S/ Ya Li
Ya Li
Chief Executive Officer